

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Mr. Steve Lucas
Finance Director
National Grid PLC
1-3 Strand
London WC2N 5EH
England

> Re: **National Grid PLC**
> **Annual Report on Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed May 25, 2010**
> **File No. 001-14958**

Dear Mr. Lucas:

We have reviewed your responses and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F

1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated October 1, 2010. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 15.1 – Annual Report and Accounts 2009/10

Note 29 – Related Party Transactions, page 153

2. We note your response to comment eight in our letter dated September 2, 2010. As previously requested, please provide us with your proposed revised disclosure in response to this comment and confirm that you will include that disclosure or comparable disclosure in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Pierre-Marie Boury
        Via Facsimile